December 20, 2006

United States Securities and Exchange Commission		BY EDGAR AND OVERNIGHT MAIL
100 F Street, N.E.
Washington, DC 20549
Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-137299
Filed October 25, 2006

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated November 20, 2006 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on Amendment No. 1 to the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.  Please note that, in addition to responding to the Staff’s comments, Amendment No. 2 includes certain other changes.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.  In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in Amendment No. 2.

To assist the staff in reviewing Amendment No. 2, we are delivering, by overnight mail to Mr. Franker, a copy of this letter and four bound copies of Amendment No. 2, which have been marked to show changes from the Registration Statement filed with the Commission on October 25, 2006.

GENERAL

1.             We note your response to prior comment 4 that you do not believe that the statement regarding Fagen’s role in connection with the company’s formation, capital formation, and operations is accurate.  Since you included this statement in your earlier registration statement that was declared effective, as well as two post-effective amendments, we believe that you must have had some basis for having included the statement.  Please elaborate supplementally, with a view toward disclosure, on exactly what Fagen’s role has been, both prior to and since your formation.  Note as well that a promoter includes one who “directly or indirectly” takes initiative in founding and organizing the business of an issuer.  The fact that Mr. Stephenson and the company’s initial board were directly involved does not exclude the possibility that Fagen was indirectly involved.  We may have additional comments upon review of your response.

The Company does not believe that Fagen, Inc. is a promoter within the meaning of Rule 405 of Regulation C.  Fagen took no initiative and played no role in the founding or organization of the Company.

Mr. Stephenson became acquainted with Fagen through his work in the investment field at Oppenheimer & Co., prior to forming the Company.  In October 2004, Mr. Stephenson, together with Robert Holmes, decided to form the Company to pursue opportunities in the biofuels business.  From December 2004 to January 2005, Messrs. Stephenson and Holmes formed the Company and constituted the Company’s initial board of directors, identified the site near Fairmont, Nebraska where the Company’s plant would be built and commissioned a third-party feasibility study to confirm the Company’s ability to build the proposed plant on the site selected by the Company.

Following this initial work, the Company began its discussions and negotiations with Fagen regarding engaging Fagen to design and construct an ethanol plant on the site identified by the Company.  These discussions and negotiations which were conducted on an arms-length basis, are typical of discussions and negotiations between a company and a third-party design-build contractor, and continued through March 2005, when a letter of intent was entered into by the Company and Fagen.  Subsequent to entering into a letter of intent with Fagen to construct the Company’s Nebraska plant, Fagen and the Company held multiple meetings to discuss the terms of the engagement and to negotiate a design-build agreement, as well as to discuss generally the construction plans for the Company’s Nebraska plant.

Simultaneously with the discussions regarding the letter of intent for the Company’s Nebraska plant, the Company conducted a seed capital private placement to fund the Company’s initial capital needs.  At that time, the Company also increased the size of its board of directors.  Fagen did not participate in, and did not advise the Company on, the seed capital private placement or any management or governance matters.

While the Company has generally discussed its financing plans with Fagen in the context of keeping Fagen apprised of developments, these financing plans were developed solely by the Company and the Company did not seek Fagen’s advice regarding its financing plans and Fagen gave the Company no such advice.  The Company’s discussions with Fagen regarding its financing plans were typical of discussions a company planning on building an ethanol plant has with third-party construction contractors.  The primary purpose of these discussions was to provide Fagen with comfort that the Company would be able to make the required payments for the plant construction in a timely fashion.  The Company has not sought any financing advice or financial planning assistance from Fagen, nor has Fagen provided it with any such financing advice or financial planning assistance.

Fagen has had no role in the operations of the Company, other than as the general contractor for the Company’s Nebraska plant.  The Company also has an oral agreement with Fagen to construct and design a proposed ethanol plant to be located in southern Minnesota. Fagen is paid a fee for providing these contractor services, but has not requested, nor is it paid any management fee or fee for any services not related to construction and design of the Nebraska plant.  Although Fagen has provided the Company guidance with respect to site selection matters for the Nebraska plant, the Company’s board of directors was directly responsible for founding and organizing the Company’s business.

Fagen has no representatives on the Company’s board of directors.

In the Company’s registered offering that closed in March 2006, Fagen Energy, Inc., an affiliate of Fagen, Inc., purchased 400,000 units – on the same terms, conditions and price as the other purchasers in that offering.

2.             We note the disclosure in your current report on Form 8-K filed November 8, 2006, regarding your entry into a material definitive agreement.  In your next amendment, please update your registration statement where appropriate to disclose the effects of this transaction.  In addition, please provide the financial statements of the businesses to be acquired pursuant to Rule 3-05 of Regulation S-X.

The Company has revised the Registration Statement to disclose the effects of this transaction and included the financial statements of Heartland Grain Fuels pursuant to Rule 3-05 of Regulation S-X.

PROSPECTUS COVER PAGE

3.             The first bullet point does not describe a risk.  Please revise or remove it.

This bullet point has been removed.

4.             The second bullet point discusses restrictions on transferability by “unitholders who are also members.”  Please clarify whether there are unitholders who are not also members.

Currently, all unitholders are members.  It is possible that a unitholder may not be a member if the member undertakes certain actions, such as transferring units to another person who is not admitted as a member since the transaction is not permitted under the Company’s operating agreement.  The Prospectus has been revised accordingly.

PROSPECTUS SUMMARY, PAGE 1

5.             Please revise your summary discussion to provide the information contained in Part 3 of Industry Guide 5 that is relevant to your offering.

The Prospectus has been revised as suggested.

SUITABILITY OF INVESTORS, PAGE 7

6.             Please revise to describe the methods through which you will assure adherence to the suitability standards disclosed under this heading.  Refer to Part 2 of Industry Guide 5.

The Prospectus has been revised as suggested.

RISK FACTORS, PAGE 8
RISKS RELATED TO TAX ISSUES, PAGE 25

7.             Please consider revising your disclosure under this heading to provide cross-references to pertinent sections of your disclosure addressing the federal income tax consequences of your offering.  Refer to Part 7.B of Industry Guide 5.

The Prospectus has been revised as suggested.

DESCRIPTION OF OUR BUSINESS, PAGE 79
PLANTS UNDER DEVELOPMENT, PAGE 89

8.             We note your response to comment 1 of our letter dated October 12, 2006.  Please augment your discussion of the purpose of your acquisition of Indiana Renewable Fuels to address why you chose to acquire the company, as opposed to expanding internally, in light of Indiana Renewable Fuels’ minimal operations.

The Prospectus has been revised as suggested.

PLAN OF DISTRIBUTION, PAGE 112

9.             We note your response to comment 16 of our October 12, 2006, comment letter.  Please revise your prospectus disclosure to state that Mr. Gales intends to rely on the safe harbor from broker-dealer registration afforded by Exchange Act Rule 3a4-1.

The Prospectus has been revised as suggested.

SUBSCRIPTION PROCEDURES, PAGE 114

10.                                  We note your supplemental response to comment 9 of our letter dated October 12, 2006.  Please revise to include this response in your prospectus.

The Company has revised the terms of the offering to add a $40 million minimum closing amount.  Therefore, the response to comment 9 is no longer relevant.

SUMMARY OF PROMOTIONAL AND SALES MATERIALS, PAGE 115

11.           Please furnish us with any promotional and sales material you intend to use, as contemplated by Part 19 of Industry Guide 5.  In addition, please tell us whether the materials used will meet the requirements of Section 10 of the Securities Act of 1933, as well as how you intend to comply with Section 5 of the Securities Act and Rule 164 promulgated thereunder, as well as Rule 433 of Regulation C.  Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act.  Additionally, please tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering.  If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

In accordance with Part 19 of Industry Guide 5, the Company will submit any promotional and sales material it intends to use to the Staff prior to first use.  The Company notes that it will send screen shots of all relevant Internet pages as well.  The Company recognizes that Section 5 of the Securities Act of 1933 prohibits it from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act.

After the effective date of the Registration Statement, the Company plans to use the Internet as a means to distribute the prospectus in compliance with Rule 134.  Rule 134 provides a safe-harbor from the gun-jumping rules and allows limited public notices about an offering after filing of a registration statement.  The securities offering reform rules allow for expanded communications about the offering. The Company intends to satisfy the prospectus delivery requirements of Section 5 by providing an active hyperlink to the prospectus in satisfaction of the requirement that the prospectus accompany or precede the communication in accordance with Rule 134.

Pursuant to Rule 164, the Company intends to file any free writing prospectus with the Commission that is required to be filed pursuant to Rule 164(d) prior to its first use and deliver a prospectus to a potential investor that satisfies the requirements of Section 10 of the Securities Act prior to or concurrently with the delivery of the free writing prospectus.

As of the date of this letter, the Company is in the process of preparing sales materials such as mailing brochures, newspaper and radio advertisements and PowerPoint presentations, but has not yet completed any sales material intended to promote the sale of units offered in the Registration Statement.  Those materials will be used in our informational meetings with investors and in mailings to residents.

The mailing brochures will not constitute a prospectus as defined by Section 2(10) of the Securities Act.

The newspaper advertisements will comply with Rule 134 as follows:

•                  The advertisement will identify the name and address of the issuer, identify the securities as limited liability company membership units and give the date upon which the sales will be made to the public.  This is information permitted by Rule 134.

•                  Rule 134 permits the amount of the securities offered to be included in the communication. The advertisement will state the minimum offering amount and maximum offering amount, as well as the minimum number of securities and maximum number of securities in order to clarify the range of the amount of securities offered.

•                  Rule 134 also permits the pricing of the securities in the communication. The advertisement will state the offering price per unit, minimum purchase requirement and additional increments. It is important to give the minimum purchase and incremental purchase requirements in order to clarify for the investor that one cannot simply invest $20 and purchase one unit in the offering.

•                  The advertisement will give a brief description of the Company’s business, which is allowed by Rule 134.

•                  Rule 134 requires that the communication state the name and address of a person from whom a prospectus can be obtained.  The Company intends to indicate that a copy of the final prospectus can be obtained from Donald Gales, the Company’s President and Chief Operating Officer, at the Company’s office or at an informational meeting.  The Company also intends to include meeting dates and locations, which it believes is allowed by Rule 134.  The inclusion of meeting dates is not language intended to present a selling argument.  Instead, the inclusion of the meeting dates is in accordance with the purposes of Rule 134 in directing the investor as to the availability of a final prospectus and how that prospectus may be obtained.  As such, the inclusion of meeting dates is consistent with the purposes and policies of Rule 134.  Furthermore, the Commission has stated its position that it would not recommend any enforcement action if an advertisement placed by a registrant in a newspaper contained an invitation to attend meetings at a given date and location where copies of the final prospectus will be available to all persons in attendance.  The Joley Company, SEC No-Action Letter (available December 1, 1977) (1977 WL 11545). In that letter, the registrant, after being declared effective by the Commission for their theatrical offering, wished to place an advertisement in a newspaper advertising so-called “backers auditions” to familiarize investors, potential investors, theater owners and other interested persons with the nature of the production and to introduce such persons to the authors, directors and prospective members of the cast. Copies of the final prospectus were to be made available to all persons in attendance at those backers auditions. The Commission indicated that based on the facts set forth in that letter, the division of enforcement would not recommend any enforcement action to the Commission. Similarly, the Company wishes to hold informational meetings for potential investors. Copies of the final prospectus will be available to all persons in attendance. The publishing in the advertisement of the dates and locations of these meetings does not violate Rule 134.

•                  The advertisement will contain the statement that the securities are offered in connection with the distribution by the issuer and represent new financing as required by Rule 134.

•                  The advertisement will contain a statement that: “This shall not constitute an offer to sell or the solicitation offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state.” The State of Nebraska Department of Banking and Finance requires that this statement be included in the advertisement. As such, it is also allowed by Rule 134.

•                  Finally, the newspaper advertisement may include a headline “Ethanol Plants Investment Opportunity.” The Commission has indicated its position that it will not recommend any enforcement action if “a non-investment company includes in its Rule 134 advertising any logo, corporate symbol or trademark of the issuer, or marketing organization or attention getting headline designed to direct the readers attention to the textual material included in the communication pursuant to the other provisions of Rule 134. “National Associations Securities Dealers Inc., SEC No-Action Letter (available June 23, 1984) (1984 WL47359). In National Association of Securities Dealers, the Association requested guidance on the Commission position on interest-getting headlines noting that the position permitting headlines was almost 10-years old at the time such headlines had been allowed as long as they were not misleading. In the newspaper advertisement, the headline “Ethanol Plants Investment Opportunity” is not misleading. The investment is in a company that operates two ethanol plants in South Dakota and is constructing an ethanol plant in Nebraska. The headline will simply direct the reader’s attention to the information provided below.  Furthermore, the inclusion of the headline does not represent a “selling argument” and is not inconsistent with the purposes and policies behind Rule 134. Finally, the State of Nebraska Department of Banking and Finance has requested that the word “ethanol” be contained within the headline to the advertisement.

The radio advertisements will also comply with Rule 134 as follows:

•                  The radio advertisement will identify the name and address of the issuer, identify the security as limited liability company membership units, give the price of the units and the minimum investment and give a brief description of the business of the issuer.

•                  The statement that the membership units are issued to “qualified investors as defined in the prospectus” has been required by the state of Nebraska Department of Banking and Finance.

•                  The radio advertisement also indicates that a copy of the final prospectus may be obtained by contacting Donald Gales, the Company’s President and Chief Operating Officer, at the Company’s telephone number or by attending an informational meeting. The Company believes that the inclusion of the dates and location of the meetings is allowed by Rule 134 for all of the reasons set forth above with regard to the newspaper advertisement.

•                  The radio advertisement will use the same statement as the newspaper advertisement indicating that “This shall not constitute an offer to sell or the solicitation offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state.” This statement is required by the State of Nebraska Department of Banking and Finance and is, therefore, allowed by Rule 134.

•                  Finally, the radio advertisement will contain a statement that the securities are being offered in connection with the distribution by the issuer and represents new financing. This is also in compliance with Rule 134.

Further, all attendees of the meetings at which the PowerPoint presentations will be used will receive a final prospectus at the commencement of the meeting (the PowerPoint will not be available on the website or electronically delivered to anyone).

The Company currently intends that any communication preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act.

SUMMARY OF OUR OPERATING AGREEMENT, PAGE 120

12.           We note your response to comment 3 of our letter dated October 12, 2006, as well as the disclosure in the last paragraph under this heading on page 69.  Please expand your discussion of the fiduciary duties of your directors by reference to the guidance set forth in Part 6 of Industry Guide 5, as adapted to the structure of the company, as well as to Sections 5.12 and 5.22 of the Third Amended and Restated Operating Agreement.

The Prospectus has been revised as suggested.

ADDITIONAL INFORMATION, PAGE 131

13.           Please delete reference to Judiciary Plaza, as the SEC’s public reference room is maintained at our present address at Station Place.

This reference has been deleted.

SIGNIFICANT ADDITIONAL UPDATES

The Company has restructured the terms of the offering to increase the size of the offering to $100 million and to create a $40 million minimum for the offering to close.  The Company has also added significant disclosure regarding its acquisition of Heartland Grain Fuels and its intention to complete the expansion of an existing ethanol facility owned by Heartland Grain Fuels.

STATUS OF REVIEW OF FORM SB-2 BY STATE SECURITIES DEPARTMENTS

Florida:  The Company has not received a formal comment letter from the state of Florida.  The Company has received telephone calls requesting clarification on the associated person application for Donald E. Gales, to which the Company responded by telephone and submitted a revised application.

Illinois: The Company has received notice from the state of Illinois that the registration will be effective upon its declaration of effectiveness by the Commission.

Iowa:  The Company has received comments from the state of Iowa and will provide copies of the comments and its responses to the Commission.

Indiana:  The Company has received comments from the state of Indiana and will provide copies of the comments and its responses to the Commission.

Kansas:  The Company has received comments from the state of Kansas and will provide copies of the comments to the Commission.  To date, the Company has not responded to these comments.

Kentucky:  The Company has not received a formal comment letter from the state of Kentucky.  The Company has received an email request to add a risk factor to its registration statement, which the Company added to Amendment No. 1 filed with the Commission and responded by letter.  The Company will provide a copy of its response to the Commission.

Ohio:  The Company has received preliminary comments from the state of Ohio and will provide copies of the comments and its responses to the Commission.

Minnesota:  The Company has received comments from the state of Minnesota and will provide copies of the comments to the Commission.  To date, the Company has not responded to these comments.

Missouri:  The Company has received comments from the state of Missouri and will provide copies of the comments to the Commission.  To date, the Company has not responded to these comments.

Nebraska: The Company has not received comments from the state of Nebraska.

North Dakota: The Company has received comments from the state of North Dakota and will provide copies of the comments to the Commission. To date, the Company has not responded to these comments.

South Dakota:  The Company has not received a formal comment letter from the state of South Dakota.  The Company has received an email request for clarification, to which the Company responded by telephone.

Wisconsin: The Company has not received comments from the state of Wisconsin.

We wish to thank the Staff for promptly completing its review of the Registration Statement.

If we can facilitate the Staff’s review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419 or Peter Ekberg at (612) 766-8505.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)
Donald E. Gales (by e-mail; w/ encl.)
Peter J. Ekberg (by e-mail; w/ encl.)

Enclosures